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                                                                  EXHIBIT 99.2



GOODWIN/PROCTER

                    Laura C. Hodges Taylor, P.C.        Goodwin Procter LLP
                    617.570.1536                        Counsellors at Law
                    goodwinprocter.com                  Exchange Place
                                                        Boston, MA 02109
                                                        T: 617.570.1000
                                                        F: 617.523.1231

January 15, 2002

By Facsimile

Telesystem International Wireless Inc.
1000 de la Gauchetiere West
16th Floor
Montreal, Quebec
H3B 4W5

Attention:  Mr. Charles Sirois, Chairman
            Mr. Bruno Ducharme, President and
             Chief Executive Officer

Ladies and Gentlemen:

We represent Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. (collectively, "Highfields"). Highfields is the beneficial holder of material positions in equity units issued by Telesystem International Wireless Inc. ("TIW" or the "Company") pursuant to a rights offering in January 2001 (the "Units") and in 7.00% Equity Subordinated Debentures issued by TIW in February 1999 (the "ESDs"). As previously communicated to you, our client strongly opposes principal elements of the Company's proposed recapitalization plan (the "Recapitalization Plan"), first announced in a press release dated November 29, 2001 and consisting of, among other things, an issuer bid for outstanding Units in exchange for 5.46 subordinate voting shares of TIW (the "Units Offer") and an offer to purchase the outstanding ESDs for 30% of their principal amount (the "ESD Offer").

Notwithstanding our client's prior communications, TIW has not addressed in any respect Highfields' concerns and dissatisfaction regarding the Units Offer, the ESD Offer and other aspects of the Recapitalization Plan. Accordingly, we are hereby notifying you that we intend to immediately commence legal proceedings to enjoin the continuance and consummation of these transactions and processes.

As set forth in a letter dated December 20, 2001, our client believes the effect of the Recapitalization Plan (and in particular the Units Offer), and certain prior transactions that were only recently disclosed to the public, is to forcibly expropriate, without adequate compensation, the underlying interests of the Unit holders in their equity stake in ClearWave, N.V. for the benefit of TIW and certain of its insiders.
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GOODWIN/PROCTER

It is also our client's position that the Recapitalization Plan and its constituent elements are oppressive and prejudicial to, and unfairly disregard the rights and interests of, Highfields and other independent holders of the Units and ESDs, and confers upon certain insiders collateral benefits not available to others.

Further, the information and disclosure made available by the Company relating to the Recapitalization Plan, the Units Offer and the ESD Offer has been inadequate, incomplete, and released incrementally, to such an extent as to flaw
fundamentally the entire process.   Among other things, full, plain and true
disclosure has not been made with respect to the nature of TIW's relationships with certain insiders and the full extent and nature of benefits to be received by such insiders as a result of the Recapitalization Plan. Also, adequate and complete information is not available regarding all aspects of the announced Company loan (the "ClearWave Loan") to its subsidiary ClearWave, and recent purported amendments intended to grant to TIW certain rights to convert that loan to ClearWave equity.

As our client has previously discussed with you, the ESD Offer is inadequate and coercive. The Company is seeking to rely on certain provisions of the Indenture relating to the Units to coerce holders of the ESDs to accept the offer or provide the requested consents.

The inadequacy of the Units Offer is also evident. If accepted, it would result in the replacement of a direct majority ownership interest in ClearWave, which TIW acknowledges is its most valuable subsidiary, with a passive minority shareholding in TIW, a holding company controlled by a small cadre of insiders. In that manner, the Unit holders would suddenly become structurally subordinated to TIW's creditors and would have exchanged their interests in a valuable corporation for interests in a corporation with a history of financial difficulty. Moreover, this interest in TIW would be substantially diluted by the other terms of the Recapitalization Plan.

Our client also has mounting concerns with respect to the ClearWave Loan. Although the Company's disclosure with respect to the terms of and circumstances surrounding the ClearWave Loan has been, once again, sparse, it appears that the material terms of the ClearWave Loan and the more recent amendments to those terms are not consistent with an arm's length transaction. Based on the limited information made available, the ClearWave Loan as amended has the effect of transferring value from ClearWave and its shareholders to TIW for the benefit of its stakeholders.

Accordingly, our client is actively considering all available remedies to seek relief with respect to the Recapitalization Plan, the Units Offer and the ESD Offer and anticipates immediately commencing legal proceedings.

Sincerely,

/s/  Laura C. Hodges Taylor
----------------------------------
Laura C. Hodges Taylor, P.C.



cc:  The Chairman of the Board of Directors of Telesystem International Wireless
      Inc.
     The Board of Directors of ClearWave, N.V.
     Computershare Trust Company of Canada
     Mr. John A. Campion (Fasken Martineau Dumoulin)
     Mr. Tony DeMarinis (Torys)